UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated June 28, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863



NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

MARKET RELEASE

Proposed Lonmin transaction gets unconditionally cleared by the UK Competition and Markets Authority

Johannesburg, 28 June 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) and Lonmin Plc ("Lonmin") welcome today's announcement by the Competition and Markets Authority ("CMA") that it has unconditionally cleared the proposed acquisition (the "Offer") of Lonmin by Sibanye-Stillwater following its investigation. The CMA is the UK authority responsible for investigating any merger that could restrict competition.

The Offer remains subject to the satisfaction or (where applicable) waiver of the outstanding Conditions set out in Appendix I to the announcement of the Offer by Lonmin and Sibanye-Stillwater on 14 December 2017. Such Conditions include, amongst others, the approval of the Offer by the South African competition authorities and the approvals of Lonmin and Sibanye-Stillwater shareholders and the courts of England and Wales.

Commenting on today's announcement by the CMA, Neal Froneman, CEO of Sibanye-Stillwater, and Ben Magara, CEO of Lonmin, said: "We are very pleased to have received the CMA's clearance, which takes us one step closer to completion of the Offer. We remain excited about the proposed transaction, which we consider to be in the best interest of our stakeholders. We look forward to the combination of the businesses creating a leading mine-to-market player with enhanced scale and resources, able to compete more effectively".

Both Sibanye-Stillwater and Lonmin remain fully committed to the Offer and continue to engage constructively with the South African competition authorities with a view to obtaining clearance in South Africa. The Offer is expected to close in the second half of this year. A further announcement will be made in due course.

For more information on the transaction, please refer to https://www.sibanyestillwater.com/investors/transactions/lonmin.

Contact:

Email: ir@sibanyestillwater.com

James Wellsted

Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

Ends.

Contacts:

Email: ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Important Notices

This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Offer or otherwise, nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The Offer will be made solely by means of the Scheme Document which, together with the Forms of Proxy, will contain the full terms and conditions of the Offer including details of how to vote in respect of the Offer.

This announcement has been prepared for the purpose of complying with English law and the Takeover Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom.

This announcement does not constitute a prospectus or prospectus equivalent document. Sibanye-Stillwater will prepare the Sibanye-Stillwater Circular to be distributed to Sibanye-Stillwater Shareholders. Lonmin will prepare the Scheme Document to be distributed to Lonmin Shareholders. Sibanye-Stillwater urges Lonmin Shareholders to read the Scheme Document carefully when it becomes available because it will contain important information in relation to the Offer, the New Sibanye-Stillwater Shares and the Enlarged Sibanye-Stillwater Group. Sibanye-Stillwater urges Sibanye-Stillwater Shareholders to read the Sibanye-Stillwater Circular when it becomes available because it will contain important information in relation to the New Sibanye-Stillwater Shares. Any vote in respect of the resolutions to be proposed at the Court Meeting, the Lonmin General Meeting and the Sibanye-Stillwater Shareholder Meeting to approve the Offer or the allotment and issue of the New Sibanye-Stillwater Shares (as applicable) and related matters, should be made only on the basis of the information contained in the Scheme Document and, in the case of Sibanye-Stillwater Shareholders, the Sibanye-Stillwater Circular.

Overseas shareholders

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the laws of any such jurisdiction.

The Offer relates to shares of a UK company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. A transaction effected by means of a scheme of arrangement is not subject to proxy solicitation or tender offer rules under the US Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation or tender offer rules. However, if Sibanye-Stillwater were to elect to implement the Offer by means of a takeover offer, such takeover offer will be made in compliance with all applicable laws and regulations, including Section 14(e) of the US Exchange Act and Regulation 14E thereunder.

Such a takeover would be made in the United States by Sibanye-Stillwater and no one else. In addition to any such takeover offer, Sibanye-Stillwater, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Lonmin outside such takeover offer during the period in which such takeover offer would remain open for acceptance. If such purchases or arrangements to purchase were to be made they would be made outside the United States and would comply with applicable law, including the US Exchange Act. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the UKLA and will be available on the London Stock Exchange website: www.londonstockexchange.com.

Unless otherwise determined by Sibanye-Stillwater or required by the Takeover Code, and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and the Offer will not be capable of acceptance from or within a Restricted Jurisdiction. Accordingly, copies of this announcement and all documents relating to the Offer are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Offer (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the Offer to Lonmin Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The New Sibanye-Stillwater Shares may not be offered, sold or delivered, directly or indirectly, in, into or from any Restricted Jurisdiction or to, or for the account or benefit of, any Restricted Overseas Persons except pursuant to an applicable exemption from, or in a transaction not subject to, applicable securities laws of those jurisdictions.

Notes to US holders of Lonmin Shares

The New Sibanye-Stillwater Shares, which will be issued in connection with the Offer, have not been, and will not be, registered under the US Securities Act or under the securities law of any state, district or other jurisdiction of the United States. Accordingly, the New Sibanye-Stillwater Shares may not be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into or from the United States absent registration under the US Securities Act or an exemption therefrom. The New Sibanye-Stillwater Shares are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Lonmin Shareholders (whether or not US persons) who are or will be affiliates (within the meaning of the US Securities Act) of Sibanye-Stillwater or Lonmin prior to, or of Sibanye-Stillwater after, the Effective Date will be subject to certain US transfer restrictions relating to the New Sibanye-Stillwater Shares received pursuant to the Scheme. For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act afforded by Section 3(a)(10), Lonmin will advise the Court that its sanctioning of the Scheme will be relied upon by Sibanye-Stillwater as an approval of the Scheme following a hearing on its fairness to Lonmin Shareholders.

The receipt of New Sibanye-Stillwater Shares pursuant to the Offer by a US Lonmin Shareholder may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other, tax laws. Each Lonmin Shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of the Offer.

It may be difficult for US Lonmin Shareholders to enforce their rights and claims arising out of the US federal securities laws, since Sibanye-Stillwater and Lonmin are located in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. US Lonmin Shareholders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgment.

None of the securities referred to in this announcement have been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed

upon or determined the adequacy or accuracy of the information contained in this announcement. Any representation to the contrary is a criminal offence in the United States.

The Offer will be subject to the applicable requirements of the Takeover Code, the Panel, the London Stock Exchange, the Financial Conduct Authority, the UKLA and the Johannesburg Stock Exchange.

Forward-looking statements

This announcement may contain certain forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement may be forward-looking statements. Forward-looking statements also often use words such as "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. The important factors that could cause Sibanye-Stillwater's and Lonmin's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, economic, business, political and social conditions in the United Kingdom, South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye-Stillwater's and Lonmin's estimation of their current mineral reserves and resources; the ability to achieve potential synergies from the Offer; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the success of Sibanye-Stillwater's and Lonmin's business strategies, exploration and development activities; the ability of Sibanye-Stillwater and Lonmin to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; their ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans' in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater and Lonmin expressly disclaim any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Publication on website and availability of hard copies

A copy of the presentation and this announcement will be (or have been) made available subject to certain restrictions relating to persons resident in Restricted Jurisdictions on Sibanye-Stillwater's website at www.sibanyestillwater.com/investors/transactions/lonmin. For the avoidance of doubt, the contents of that website are not incorporated into and do not form part of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: June 28, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer